Oncolytics Biotech® to Participate in a Panel Presentation at Canaccord Genuity’s Horizons in Oncology Virtual Conference

SAN DIEGO, CA and CALGARY, AB, April 2, 2024 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, today announced that President and Chief Executive Officer Dr. Matt Coffey will participate in the Viral Approaches in Oncology panel at Canaccord Genuity’s Horizons in Oncology Virtual Conference, which is taking place on April 15, 2024. Additional details on the panel presentation can be found below.

Date: Monday, April 15, 2024
Time: 9:00 a.m. ET
Panel Title: Viral Approaches in Oncology

A live webcast of the panel presentation will be available to registered attendees of the conference through the conference website. Company management will also be participating in virtual one-on-one investor meetings at the conference. To schedule a meeting, contact your Canaccord representative or email jpatton@oncolytics.ca.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

Company Contact Jon Patton Director of IR & Communication jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com